SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC   20549

                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     FOR THE PERIOD ENDED DECEMBER 30, 2002

                           Commission File No. 0-31096

                       INTERNATIONAL TOWER HILL MINES LTD.
                                Registrant's Name

  #507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6
                      Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

     Form  20-F       X             Form  40-F
                -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

     Yes            No       X
                       -------





                                TABLE OF CONTENTS

1.   Distribution  to  Security  Holders

     On December 30th, 2002, the Company sent to its shareholders the unaudited financial statements for the quarter ended November 30th, 2002, prepared under Canadian generally accepted accounting principles. A copy of the financial statements are attached hereto as exhibit 99.1 and are incorporated herein by reference.

2.   Exhibits

     99.1 Unaudited financial statements for the quarter ended November 30th, 2002.

     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     INTERNATIONAL  TOWER  HILL  MINES  LTD.
     ---------------------------------------
(Registrant)


By     /s/  Anton  J.  Drescher
       ------------------------
       Anton  J.  Drescher,
       President


Date:   JANUARY  7TH,  2002
        -------------------

------

                                  EXHIBIT INDEX


99.1  Unaudited  financial  statements for the period ended November 30th, 2002.


                                       F1

                       INTERNATIONAL TOWER HILL MINES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                            (PREPARED BY MANAGEMENT)

                                   (UNAUDITED)

                                NOVEMBER 30, 2002



                                       F2

INTERNATIONAL  TOWER  HILL  MINES  LTD.

CONSOLIDATED  FINANCIAL  STATEMENTS
-----------------------------------

NOVEMBER  30,  2002     PAGE
-------------------














Consolidated  Balance  Sheets                                   5

Consolidated  Statements  of  Deficit                           6

Consolidated  Statements  of  Cash  Flows                       7

Notes  to  the  Consolidated  Financial  Statements          8-14






























                                       F3

INTERNATIONAL  TOWER  HILL  MINES  LTD.
CONSOLIDATED  BALANCE  SHEETS
-----------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(PREPARED  BY  MANAGEMENT)
(UNAUDITED)



                                                   SIX MONTHS NOVEMBER 30, 2002    YEAR ENDED MAY 31, 2002
ASSETS

CURRENT
    Cash and cash equivalents. . . . . . . . . .  $                     246,352   $                296,849
    Marketable securities (note 3) . . . . . . .                         37,520                     37,520
    BC mining exploration tax credit receivable.                         14,670                     14,670
    Accounts receivable. . . . . . . . . . . . .                          1,998                      1,304
    Prepaid expenses . . . . . . . . . . . . . .                            183                      1,261
                                                  ------------------------------  -------------------------

                                                                        300,723                    351,604

TERM DEPOSIT (note 4a) . . . . . . . . . . . . .                          2,500                      2,500

MINERAL PROPERTIES (note 4). . . . . . . . . . .                      1,078,282                  1,059,982
                                                  ------------------------------  -------------------------


                                                  $                   1,381,505   $              1,414,086
                                                  ==============================  =========================


LIABILITIES

CURRENT
    Accounts payable and accrued liabilities . .  $                      11,581   $                 14,433
   Due to directors. . . . . . . . . . . . . . .                          3,000                      1,500
                                                  ------------------------------  -------------------------
                                                                         14,581                     15,933
                                                  ------------------------------  -------------------------


SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 5) . . . . . . . . . . . . .                      3,515,664                  3,515,664

DEFICIT. . . . . . . . . . . . . . . . . . . . .                     (2,148,740)                (2,117,511)
                                                  ------------------------------  -------------------------


                                                                      1,366,924                  1,398,153
                                                  ------------------------------  -------------------------


                                                  $                   1,381,505   $              1,414,086
                                                  ==============================  =========================



COMMITMENTS  (note  4)

APPROVED  BY  THE  DIRECTORS:

     "Anton  J.  Drescher"      Director


     "Norm  J.  Bonin"     Director


                                       F4

INTERNATIONAL  TOWER  HILL  MINES  LTD.
CONSOLIDATED  STATEMENT  OF  DEFICIT
------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
(PREPARED  BY  MANAGEMENT)
(UNAUDITED)


                                                     FOR THE THREE MONTHS ENDED                 FOR THE SIX MONTHS ENDED
                                                   NOVEMBER 30,        NOVEMBER 30,        NOVEMBER 30,         NOVEMBER 30,
                                                       2002                2001                2002                 2001
INCOME
    Interest . . . . . . . . . . . . . . . . .  $           1,829   $           5,701   $            3,606   $           10,250
                                                ------------------  ------------------  -------------------  -------------------

EXPENSES
    Management fees. . . . . . . . . . . . . .              7,500               7,500               15,000               15,000
    Office and miscellaneous . . . . . . . . .              1,162               2,032                2,388                3,226
    Professional fees. . . . . . . . . . . . .              2,549               2,380                6,243               41,359
    Rent . . . . . . . . . . . . . . . . . . .              1,800               1,800                3,600                3,600
    Stock exchange and filing fees . . . . . .              1,369               9,496                3,773               19,194
    Transfer agent fees. . . . . . . . . . . .              1,132               1,042                2,090                1,670
    Travel and promotion . . . . . . . . . . .              1,061                 468                1,741                  962
                                                ------------------  ------------------  -------------------  -------------------

                                                           16,573              24,718               34,835               85,011
                                                ------------------  ------------------  -------------------  -------------------


LOSS FROM OPERATIONS . . . . . . . . . . . . .            (14,744)            (19,017)             (31,229)             (74,761)

DEFICIT, BEGINNING OF PERIOD . . . . . . . . .         (2,133,996)         (2,019,714)          (2,117,511)          (1,963,970)
                                                ------------------  ------------------  -------------------  -------------------


DEFICIT, END OF PERIOD . . . . . . . . . . . .  $      (2,148,740)  $      (2,038,731)  $       (2,148,740)  $       (2,038,731)
                                                ==================  ==================  ===================  ===================


(LOSS) PER SHARE (note 6). . . . . . . . . . .  $          (0.001)  $          (0.002)  $           (0.003)  $           (0.008)
                                                ==================  ==================  ===================  ===================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING.          9,012,183           8,882,411            9,012,183            8,882,411
                                                ==================  ==================  ===================  ===================






                                       F5

INTERNATIONAL  TOWER  HILL  MINES  LTD.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
-----------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(PREPARED  BY  MANAGEMENT)
(UNAUDITED)


                                                   FOR THE THREE MONTHS ENDED        FOR THE SIX MONTHS ENDED
                                                    NOVEMBER 30,    NOVEMBER 30,    NOVEMBER 30,    NOVEMBER 30,
                                                        2002            2001            2002            2001
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
   (Loss)Income for the period. . . . . . . . . .  $     (14,744)  $     (19,017)  $     (31,229)  $     (74,761)
    Changes in non-cash items:
        Accounts receivable . . . . . . . . . . .             52           5,952            (694)          1,527
        Accounts payable and accrued liabilities.         (1,768)          2,134          (2,852)         (1,599)
        Prepaid expenses. . . . . . . . . . . . .          1,178             752           1,078           1,512
        Due to directors. . . . . . . . . . . . .          2,000          (3,000)          1,500               -
                                                   --------------  --------------  --------------  --------------

                                                         (13,282)        (13,179)        (32,197)        (73,321)
                                                   --------------  --------------  --------------  --------------


INVESTING ACTIVITIES
    Mineral property. . . . . . . . . . . . . . .        (18,300)              -         (18,300)              -
    Mineral property exploration costs. . . . . .              -         (18,767)              -         (60,051)
    Proceeds on sale of guaranteed investment . .              -               -               -         104,072
                                                   --------------  --------------  --------------  --------------


                                                         (18,300)        (18,767)        (18,300)         44,021
                                                   --------------  --------------  --------------  --------------


(DECREASE) IN CASH AND CASH EQUIVALENTS . . . . .        (31,582)        (31,946)        (50,497)        (29,300)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD. .        277,934         369,173         296,849         366,527
                                                   --------------  --------------  --------------  --------------


CASH AND CASH EQUIVALENTS, END OF PERIOD. . . . .  $     246,352   $     337,227   $     246,352   $     337,227
                                                   ==============  ==============  ==============  ==============





                                       F6

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)

NOVEMBER  30,  2002
-------------------

1.   NATURE  OF  OPERATIONS

     The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2002, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

     The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

     Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.   SIGNIFICANT  ACCOUNTING  POLICIES

     The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

     A)   BASIS  OF  CONSOLIDATION

          These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation.

     B)    MARKETABLE  SECURITIES

          Marketable  securities  are  valued  at  the  lower of cost or market.

     C)    MINERAL  PROPERTIES

          Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

     D)    INCOME  (LOSS)  PER  SHARE

          Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the period was 9,012,183 (2001 - 8,882,411).

          The company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

                                       F7

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)

NOVEMBER  30,  2002
-------------------


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

     E)    CASH  EQUIVALENTS

          The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of six months or less when purchased.

     F)    FOREIGN  CURRENCY  TRANSLATION

          Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

     G)    FINANCIAL  INSTRUMENTS

          The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

     H)   ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

     I)   INCOME  TAX

          Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

          Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

     J)   JOINT  VENTURE  ACCOUNTING

          Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3.   MARKETABLE  SECURITIES

                                              2002     2002
Marum Resources Inc. (market value $42,210)  $37,520  $37,520
                                             =======  =======

     At November 30, 2002 the Company held 469,000 shares of Marum Resources Inc. (2001 - 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

                                       F8

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)
-----------

NOVEMBER  30,  2002
-------------------

4.   MINERAL  PROPERTIES

     Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

                      Siwash Silver Leases   Chinchaga Project   Torngat Properties   Fort Vermillion      2002        2001
                                                                                                          Total       Total
                                                                                                        ----------  ----------

ACQUISITION COSTS
--------------------
 Beginning balance .  $             192,500  $                -  $            27,750  $         20,000  $  240,250  $  201,950
 Lease costs . . . .                 12,500                   -                5,800                 -      18,300      18,300
                      ---------------------  ------------------  -------------------  ----------------  ----------  ----------

  Ending balance . .                205,000                   -               33,550            20,000     258,550     220,250
                      ---------------------  ------------------  -------------------  ----------------  ----------  ----------


Deferred exploration
--------------------
 Beginning balance .                738,937                  10               80,785                 -     819,732     841,777
 Drilling. . . . . .                      -                   -                    -                 -           -      27,499
 Mapping & sampling.                      -                   -                    -                 -           -       3,378
 Surveying . . . . .                      -                   -                    -                 -           -      10,874


   Ending balance. .                738,937                  10               80,785                 -     819,732     883,528
                      ---------------------  ------------------  -------------------  ----------------  ----------  ----------


Total deferred costs  $             943,937  $               10  $           114,335  $         20,000  $1,078,282  $1,103,778
                      =====================  ==================  ===================  ================  ==========  ==========

     A)   SIWASH  SILVER  LEASES

          i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

               The agreement required total consideration of $160,000 to be paid as follows:

               $  6,000  upon  closing  (paid);
               $  4,000  on  or  before  April  3,  1988  (paid);
               $  10,000  on  or  before  October  3,  1988  (paid);
               $  10,000  on  or  before  October  3,  1989  (paid);  and
               $  10,000  each  subsequent year thereafter until October 3, 2002

               On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

               $10,000  on  or  before  October  3,  1990  (paid)
               $12,500 each subsequent year thereafter until October 3, 2002. (October 3, 2002 and prior payments were made)

               On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

                                       F9

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)

NOVEMBER  30,  2002
-------------------


4.   MINERAL  PROPERTIES  (cont'd)

               If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

               The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

          ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

               During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases. Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 have been recorded as receivable.

     B)    CHINCHAGA  PROJECT

          On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

          The agreement required total consideration of $300,000 to be paid as follows
          $  150,000  before  June  30,  1999  for  first  25%  interest
          $ 150,000 (amended) before September 30, 2000 for remaining 25% interest

          During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

          During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

     C)   TORNGAT  PROPERTY

          During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.


                                      F10

INTERNATIONAL  TOWER  HILL  MINES  LTD.
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)

NOVEMBER  30,  2002
-------------------

4.   MINERAL  PROPERTIES  (cont'd)

     D)   FORT  VERMILLION  PROPERTY

          During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares  each,  in  the  Province  of  Alberta.

5.   SHARE  CAPITAL

     Authorized:
          20,000,000  common  shares  without  par  value

                                              2002                    2001
                                      Number                Number
                                      Of shares  Amount     of shares  Amount

Balance, beginning and end of period 9,012,183 3,515,664 9,012,183 $3,515,664
                                     --------- --------- --------- ----------

Balance, beginning and end of period 9,012,183 3,515,664 9,012,183 $3,515,664
------------------------------------ ========= ========= ========= ==========



6.   EARNINGS  PER  SHARE

     Fully diluted earnings per share has not been disclosed in 2000 or 2002 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share for fiscal 2001as the result would be anti-dilutive.

7.   RELATED  PARTY  TRANSACTIONS

     During the period the company paid $ 15,000 (2001 - $ 15,000) in management fees $ 803 (2001 - $909) in professional fees to a company controlled by an individual who is a director of the company.

8.   INCOME  TAXES

     The Company has resource deduction tax pools of approximately $2,450,986 available to offset future taxable income.



                                      F11

INTERNATIONAL  TOWER  HILL  MINES  LTD.

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)

NOVEMBER  30,  2002
-------------------

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

     A)   MINERAL  PROPERTY  EXPLORATION  AND  DEVELOPMENT

          Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:


                                            For the periods ended
                                         November 30,    November 30,
                                             2002            2001
Consolidated statement of
    operations and deficit
Income (loss) for the year under
     Canadian GAAP . . . . . . . . . .  $     (31,229)  $     (74,761)
     Mineral property exploration and
     development  expenditures . . . .              -         (60,051)
                                        --------------  --------------


United States GAAP . . . . . . . . . .  $    ( 31,229)  $    (134,812)
                                        ==============  ==============


Gain (loss) per share - US GAAP. . . .  $      (0.003)  $       (0.01)
                                        ==============  ==============


Consolidated balance sheet
Assets
Mineral Properties
     Canadian GAAP . . . . . . . . . .  $   1,078,282   $   1,103,778
     Resource property expenditures
     (cumulative). . . . . . . . . . .       (819,732)       (883,528)
                                        --------------  --------------


United States GAAP . . . . . . . . . .  $     258,550   $     220,250
                                        ==============  ==============


Deficit
      Canadian GAAP. . . . . . . . . .  $  (2,148,740)  $  (2,038,731)
      Resource property expenditures
      (cumulative) . . . . . . . . . .       (819,732)       (883,528)
                                        --------------  --------------


United States GAAP . . . . . . . . . .  $  (2,968,472)  $  (2,922,259)
                                        ==============  ==============




                                      F12

INTERNATIONAL  TOWER  HILL  MINES  LTD.

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
(UNAUDITED)
-----------

NOVEMBER  30,  2002
-------------------


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") CONTINUED


     B)   MARKETABLE  SECURITIES

          Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at November 30, 2002 would be $42,210 (2001
          -$37,520; ) and the unrealized gain (loss) would be posted to shareholder's equity $4,690 (2001 - $Nil). There would be no impact on the consolidated statement of operations in 2001, in 2002 the unrealized gain would be posted to shareholder's equity.

     C)   INCOME  TAXES

          Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.






                                      F13

                       INTERNATIONAL TOWER HILL MINES LTD.
                       for the six ended November 30, 2002
                       -----------------------------------


1.   A.  Deferred  Exploration  Expenses
          -  See  Note  4  -  Mineral  Properties

     B.  Aggregate  amount  of  non-arms's  length  transactions
          -  See  Note  7  -  Related  Party  Transactions


2.   A.  Securities  issued  during  the  period  under  review
          -  See  Note  5  -  Share  Capital

     B.  Options  granted  during  the  period  under  review
          -  None


3.   A.  Share  capital  at  end  of  quarter

          Authorized:  20,000,000  common  shares  with  no  par  value
          Issued:  9,012,183  common  shares

     B.  Options  and  warrants  outstanding  at  end  of  quarter

          Options  -  none
          Warrants  -  none

4.   List  of  officers  and  directors  as  at  November  30,  2002

     Officers:  Anton  J.  Drescher  -  President;  Donna  Moroney  -  Secretary

     Directors:  Anton  J.  Drescher;  Norman  J.  Bonin;  Roland  Perkins





                                      F14

------
                       INTERNATIONAL TOWER HILL MINES LTD.
                       for the six ended November 30, 2002

SCHEDULE  C:     MANAGEMENT  DISCUSSION

1.   NATURE  OF  OPERATIONS

     The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2002, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2.   EQUITY  FINANCING

     During the fiscal period ended November 30, 2002 the Company did not complete any equity financings nor were any share purchase warrants or stock options exercised. No stock options were granted nor exercised during the year.

3.   EXPLORATION  /  PROPERTY  UPDATE

     a)   Exploration  Permits  granted  -  Torngat  exploration area - Northern
          Quebec
     -------------------------------------------------------------------------

          During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $5,800 were paid during the fiscal year ended May 31, 2002 and November 30,2002 for a total to date of $33,550.

          Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

          The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs totalling $2,190 (surveying) during the fiscal year ended May 31, 2002. To November 30, 2002 no exploration costs were incurred. The Company intends to carry out a follow-up sampling and mapping program. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

     b)   Chinchaga  Diamond  and  Metals  Project  -  Northern  Alberta
          --------------------------------------------------------------

          During the year, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned for this property.

                                      F15

     c)   Siwash Creek Project - Similkameen Mining Division of British Columbia
          ----------------------------------------------------------------------

          The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects. The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from -550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1:
          30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

DDH    N     E    AZ   DIP   L   FROM    TO     DISTCU%
----  ----  ----  ---  ---  ---  -----  -----  ----------

01-1  5000  5400    0  -57  150  64.0.  125.5       61.5M  0.297
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----
01-2  4900  5600    0  -57  194  29.9.   36.5        6.6M  0.186
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----
01.3  4850  5800    0  -57  200  54.6.   56.9        2.3M  2.073
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----
01-4  5000  5800    0  -57  161  37.5.   38.6        1.1M  0.209
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----
01-5  4780  6000    0  -57  186  91.3.   94.0        2.7M  1.295
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----
                                 118.5  119.4        0.9M  7.870
                                 -----  -----  ----------  -----
                                 Gold.   0.9m   3.56 Gr/T
                                 -----  -----  ----------
01-6  4780  6000  180   57  163  71.3.   75.5        4.2M  0.810
----  ----  ----  ---  ---  ---  -----  -----  ----------  -----

          Further exploration programs will depend upon evaluation of all information to date. Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

          During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237. British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable. In addition, a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company's Siwash Creek claim. This property payment represents the final payment required under the terms of the agreement with the vendor with respect to these mineral claims.

4.   CORPORATE  BUSINESS

     a) General and Administrative costs for the period ended November 30, 2002 were $34,835 (2001: $85,011) representing an decrease of $50,176.
          The majority of the decrease in general and administrative expenses was part due to an decrease in stock exchange and filing fees of $15,421 to $3,773 for the fiscal period ended November 30, 2002 (2001:
          $19,194). This decrease in stock exchange and filing fees was due to costs related to the Company's listing on the Berlin Stock Exchange and the Frankfurt Stock Exchange for the period to November 30, 2001. Professional fees also decreased $35,116 to $6,243 for the fiscal period ended November 30, 2002 (2001: $41,359). Included in the General and Administrative costs are $15,000 (2001: $15,000) in management fees and $803 (2001: $909) in professional fees paid to a company controlled by an individual who is a director of the Company. Interest income for the period ended November 30, 2002 was $3,606 compared to $10,250 for the period ended November 30, 2001. The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalents.

                                      F16

     b) The Company did not incur any specific expenditures relating to investor relations activities for the period ended November 30, 2002 and up to the date of this report. Investor relations activities were conducted in-house by management.

5.     OTHER

At the Company's 2002 Annual General Meeting held on Thursday October 31, 2002 shareholders ratified the following resolutions:

1. The election of the following persons as directors of the Company for the ensuing year:

          Anton  J.  Drescher,  Norman  J.  Bonin,  Rowland  Perkins

2. The appointment of MacKay LLP, Chartered Accountants, as the auditor of the Company until the next annual general meeting and the authorization of the directors to fix the remuneration to be paid to the auditor.

3. The granting to the directors and employees of the Company, incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the TSX Venture Exchange and upon terms and conditions subject to the approval of the TSX Venture Exchange and to approve the exercise of any options granted to insiders.

4. The approval of a special resolution to alter the capital of the Company by subdividing all of the 20,000,000 common shares without par value of the Company, whether issued or unissued, into 40,000,000 common shares without par value so that the authorized capital of the Company be increased from 20,000,000 to 40,000,000 common shares without par value and the number of fully paid issued shares be increased from 9,012,133 to 18,024,366 common shares without par value.